EXHIBIT 2.01
Resource Extraction Payment Report

Resource Extraction Issuer: Cleveland-Cliffs Inc.
Reporting Year: Fiscal Year ended December 31, 2024
Currency of the report: USD
Date submitted: September 19, 2025

Payments by Payee

Figures in thousands
Country	Payee	Taxes[1]	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract	Totals
United States	US Federal Government	$458	$—	$197	$—	$—	$—	$—	$—	$655
Total		$458	$—	$197	$—	$—	$—	$—	$—	$655

Payments by Project

Figures in thousands
Country	Project	Business Segment	Subnational Jurisdiction	Resource	Method of Extraction	Taxes[1]	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract	Totals
United States	Michigan Iron Ore	Steelmaking	Michigan	Iron Ore	Open Pit	$—	$—	$—	$—	$—	$—	$—	$—	$—
United States	Minnesota Iron Ore	Steelmaking	Minnesota	Iron Ore	Open Pit	—	—	—	—	—	—	—	—	—
United States	West Virginia Coal	Steelmaking	West Virginia	Coal	Open Pit / Underground Mine	458	—	197	—	—	—	—	—	655
Total						$458	$—	$197	$—	$—	$—	$—	$—	$655

Footnote:
1Cleveland-Cliffs Inc. (the “Company”) files a consolidated income tax return and is the entity that makes consolidated tax payments to the US Federal Government. The vast majority of the Company’s taxable income does not relate to our resource extraction activities, as our footprint is predominantly comprised of multiple steelmaking operations that use iron ore and coal as raw materials in the steel production process. If any federal income tax payments are made, the total amount is included within payments made to the US Federal Government, but is not allocated to any specific project. During 2024, the Company did not make any income tax payments to the US Federal Government. The amount disclosed for the West Virginia Coal project is related to excise taxes.